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EXHIBIT 99.1

CONTACTS:
Edward M. Fitzgerald                                     Marcia Kean
Senior Vice President and Chief Financial Officer        Feinstein Kean Partners
(781) 672-0138                                           (617) 577-8110
efitzgerald@altarex.com                                  www.fkpi.com

FOR IMMEDIATE RELEASE

           ALTAREX ANNOUNCES NEW PARTNERING PLANS FOR OVAREX(TM) MAb:
                             PURDUE FOREGOES OPTION

WALTHAM, MA, USA, OCTOBER 14, 1999 - ALTAREX CORP. (AXO:TSE) announced today that Purdue Pharma L.P. will not exercise its option to license AltaRex's OvaRex(TM) and BrevaReX(TM) MAbs. As the Company had been in early due diligence or discussions with other pharmaceutical and biotechnology companies prior to the issuance of the option, AltaRex will focus on reopening those interactions and initiating others. This will begin as early as next Monday at the Biopartnering Europe Conference in London.

AltaRex believes the OvaRex(TM) MAb program is progressing as planned. Treatment with OvaRex(TM) MAb in late stage ovarian cancer patients with residual disease has been well tolerated in an ongoing open label Phase II study in Vancouver. Of twelve patients, nine have experienced a period of disease stabilization of eight weeks or longer. Immunological responses are consistent with prior European studies with OvaRex(TM) MAb reported earlier this year at the American Society of Clinical Oncology meeting. The rate of stabilization for these patients receiving chemotherapy and OvaRex(TM) MAb therapy is greater than would be expected from patients receiving chemotherapy alone.

Presently, enrollment in the lead, potentially pivotal trial for OvaRex(TM) MAb is over 300 patients out of a total enrollment of approximately 380. An interim analysis is scheduled for December 1999. Manufacturing development of cell culture product is progressing well at Lonza Biologics.

Assuming ongoing clinical trials continue to the primary endpoint, time to disease relapse, it is anticipated that a BLA could be filed in late 2001 with U.S. commercialization in 2002 based on the product's current Fast Track designation. Additional clinical trials have been developed for European registration as well as for back-up purposes related to U.S. registration. However, these trials will likely not be conducted until a corporate partner is secured.

In light of Purdue's decision and the capital resources of the Company, coupled with the encouraging OvaRex(TM) MAb clinical trial results, the Company will focus its efforts on the development of its lead OvaRex(TM) product and securing a corporate partner for its commercialization.

AltaRex Corp. is an antibody-based company focused on the development and commercialization of unique products for the treatment of late stage cancers. The Company's most advanced product, OvaRex(TM) MAb, is in two potentially pivotal Phase IIb clinical trials for the treatment of ovarian cancer. Ovarian cancer is the fifth leading cause of cancer deaths in


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women and there is a 1:55 chance of contracting this disease in a woman's lifetime.


The Company's proprietary technology, Anti-idiotype Induction Therapy, or AIT(R), enhances the ability of the human immune system to produce its own anti-tumor response. This AIT(R) proprietary platform allows for a cost-effective and timely evaluation of preclinical candidates and has already resulted in a pipeline of additional product opportunities. Additional information about AltaRex and its clinical trials can be found on its web site at www.altarex.com or on the CenterWatch web site at www.centerwatch.com. Additional information about ovarian cancer can be found at www.corrineboyerfund.org and at www.ovarian.org.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "expects" and similar expressions are intended to identify forward-looking statements. Such factors include, but are not limited to changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of preclinical and clinical trial results, the establishment of new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.


THE TORONTO STOCK EXCHANGE HAS NEITHER APPROVED NOR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN.

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